UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

February 12, 2016

(Filing Date)

Under the Securities Exchange Act of 1934

US Nuclear Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

91733U 106 (Common Stock)

(CUSIP Number)

Robert Goldstein
Chief Executive Officer and President
US Nuclear Corp.
7051 Eton Avenue, Canoga Park, California 91303

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 12, 2012

May 12, 2012

October 14, 2013

September 30, 2014

November 5, 2014

November 13, 2014

January 28, 2016

(Dates of Events Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91733U 106 (Common Stock)

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1. Names of Reporting Persons.

Robert Goldstein

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)

PF – The reporting person, as assignee of Optron Scientific Company, Inc. d/b/a Technical Associates (“Optron”), Overhoff Technology Corporation (“Overhoff”) and US Nuclear Corp., Inc. (“US Nuclear”), a dissolved Delaware corporation not to be confused with the Issuer, used personal funds for his April 12, 2012 acquisition of 10,000,000 shares of restricted common stock for $30,000. Of these shares, the reporting person transferred 850,000 shares to Richard Chiang pursuant to the Chiang Engagement Letter, which was being performed for the benefit of the Issuer. These actions were approved by resolution of the Board of Directors dated January 28, 2016.

PF – On September 30, 2014, the Issuer entered into a Forgiveness of Debt and Conversion Agreement with the reporting person. The Issuer owed the reporting person $868,828 in related party debt. The reporting person agreed to forgive $668,828 and the Issuer agreed to convert the balance of the debt of $200,000 into restricted shares of common stock at $0.20 cents per share resulting in the issuance of 1,000,000 shares to the reporting person. These shares were issued on November 5, 2014. The forgiveness of debt was accounted for as a capital contribution by the reporting person.

OO – At the time of the Agreement and Plan of Merger disclosed on Form 8-K on October 14, 2013, as subsequently amended on December 31, 2013, the reporting person held title to 9,150,000 shares of common stock. Pursuant to a Cancellation Agreement, which had been incorporated into the Agreement and Plan of Merger, the reporting person agreed to cancel his 9,150,000 shares in consideration of his right to acquire 9,150,000 shares post-merger. The reporting person was issued these shares on November 13, 2014 in consideration of Optron issuing 98,372 shares of its stock to the Issuer. The issuance was completed upon the shares issued to the reporting person equaled the value of the Optron shares issued to the Issuer.

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization

The reporting person is a citizen of the State of California.

Number of Shares Beneficially Owned by Each Reporting Person With:

7. Sole Voting Power– 10,150,000

8. Shared Voting Power– N/A

9. Sole Dispositive Power— 10,150,000

10. Shared Dispositive Power—N/A

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11. Aggregate Amount Beneficially Owned by Each Reporting Person

10,150,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)

75.3%

14. Type of Reporting Person (See Instructions)

IN

 Item 1. Security and Issuer

This statement relates to the common stock, par value $0.0001 per share, of the Issuer.

Item 2. Identity and Background

Robert Goldstein is the reporting person on this Schedule 13D. The reporting person is the Chairman of the Board, Chief Executive Officer and President of the Issuer. Although this Schedule 13D is untimely, the issuances identified herein have been disclosed in prior filings by the Issuer. Those prior disclosures are incorporated herein. The reporting person, as assignee of Optron Scientific Company, Inc. d/b/a Technical Associates (“Optron”), Overhoff Technology Corporation (“Overhoff”) and US Nuclear Corp., Inc. (“US Nuclear”), a dissolved Delaware corporation not to be confused with the Issuer, used personal funds for his April 12, 2012 acquisition of 10,000,000 shares of restricted common stock for $30,000.

Of these 10,000,000 shares, the reporting person transferred 850,000 shares to Richard Chiang pursuant to the Chiang Engagement Letter dated May 14, 2012, which was being performed for the benefit of the Issuer. These actions were approved by resolution of the Board of Directors dated January 28, 2016.

On September 30, 2014, the Issuer entered into a Forgiveness of Debt and Conversion Agreement with the reporting person. The Issuer owed the reporting person $868,828 in related party debt. The reporting person agreed to forgive $668,828 and the Issuer agreed to convert the balance of the debt of $200,000 into restricted shares of common stock at $0.20 cents per share resulting in the issuance of 1,000,000 shares to the reporting person. These shares were issued on November 5, 2014. The forgiveness of debt was accounted for as a capital contribution by the reporting person.

At the time of the Agreement and Plan of Merger disclosed on Form 8-K on October 14, 2013, as subsequently amended on December 31, 2013, the reporting person held title to 9,150,000 shares of common stock. Pursuant to a Cancellation Agreement, which had been incorporated into the Agreement and Plan of Merger, the reporting person agreed to cancel his 9,150,000 shares in consideration of his right to acquire 9,150,000 shares post-merger. The reporting person was issued these shares on November 13, 2014 in consideration of Optron issuing 98,372 shares of its stock to the Issuer. The issuance was completed upon the shares issued to the reporting person equaled the value of the Optron shares issued to the Issuer.

Item 3. Source and Amount of Funds or Other Consideration

The reporting person’s original acquisition of 10,000,000 shares of common stock was paid with personal funds. The September 30, 2014 forgiveness of debt in consideration for the issuance of 1,000,000 shares was accounted for by the Issuer as a capital contribution. The shares issued to the reporting person on November 14, 2014 were issued as part of a restructuring through merger pursuant to the Agreement and Plan of Merger disclosed on Form 8-K dated October 14, 2013, and as subsequently amended.

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 Item 4. Purpose of Transactions

With respect to the original acquisition of shares and the shares issued as a result of the forgiveness of debt, the purpose of the reporting person in engaging in the transactions was to hold title to restricted control securities in the Issuer. With respect to the shares issued under the Agreement and Plan of Merger, the purpose was to effectuate and close the merger, and to hold title to restricted control securities in the Issuer post-merger.

Item 5. Interest in Securities of the Issuer

(a), (b) As of the date hereof, the reporting person herein does not hold of record any other shares of common stock of the Company except otherwise listed above.

(c) Except as described herein, no transactions in shares of common stock of the Company were effected during the past 60 days by the reporting person.

(d) Not applicable.

(e) Not applicable. The reporting person holds more than 5 percent of the class of common stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in this statement, and as disclosed in all prior filings, which are incorporated herein by reference, to the best knowledge of the reporting person there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the reporting person and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

7.01 Assignment of Contractual Rights

7.02 Share Purchase Agreement

7.03 Chiang Engagement Letter

7.04 Forgiveness of Debt and Conversion Agreement

7.05 Agreement and Plan of Merger, and Cancellation Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Robert Goldtstein

/s/ Robert Goldstein
Robert Goldstein
Date: February 12, 2016

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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